                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------
                                 SCHEDULE TO/A
                                 (RULE 14d-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
               OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                                XTRA CORPORATION
                       (Name of Subject Company (Issuer))

                          BX MERGER SUB INC.(OFFEROR)
                    BERKSHIRE HATHAWAY INC. (OFFEROR PARENT)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)

                                   984138107
                     (CUSIP Number of Class of Securities)

                                ---------------
                                MARC D. HAMBURG
                                 VICE PRESIDENT
                            BERKSHIRE HATHAWAY INC.
                               1440 KIEWIT PLAZA
                                OMAHA, NE 68131
                           TELEPHONE: (402) 346-1400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                ---------------
                                    COPY TO:
                            R. GREGORY MORGAN, ESQ.
                           MUNGER, TOLLES & OLSON LLP
                             355 SOUTH GRAND AVENUE
                             LOS ANGELES, CA 90071
                           TELEPHONE: (213) 683-9100

                                ---------------

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE
--------------------------------------------------------------------------------

 $590,110,973                                                $118,023

--------------------------------------------------------------------------------
* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of (i) 10,506,973 shares of the outstanding common stock, par value $0.50 per share, of the Subject Company ("Subject Company Common Stock") at an offer price of $55.00 per share and
   (ii) 1,075,414 shares of Subject Company Common Stock issuable upon exercise of options on Subject Company Common Stock outstanding as of July 30, 2001, and exercisable at an average exercise price of $43.63 per share (according to the Subject Company).

--------------------------------------------------------------------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $118,023

     Form or Registration No.: Schedule TO

     Filing Party: Berkshire Hathaway Inc. and BX Merger Sub Inc.

     Date Filed: August 14, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [_]  issuer tender offer subject to Rule 13e-4.

     [_]  going-private transaction subject to Rule 13e-3.

     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


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

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed by BX Merger Sub Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of Berkshire Hathaway Inc., a Delaware corporation ("Berkshire"), on August 14, 2001. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding Common Stock, par value $0.50 per share (the "Shares"), of XTRA Corporation, a Delaware corporation (the "Company"), at a purchase price of $55.00 per Share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase, and any amendments and supplements thereto, collectively constitute the "Offer").

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The last line of the fourth paragraph of "Section 2 - Acceptance for Payment and Payment for Shares" of the Offer to Purchase, which appears on page 14 of the Offer to Purchase, is hereby amended by deleting the phrase "as promptly as practicable" and replacing it with the word "promptly."

     (b) The title of "Section 5 - Certain Federal Income Tax Consequences of the Offer and the Merger" of the Offer to Purchase, which appears on page 17 of the Offer to Purchase, is hereby amended by deleting such title and replacing it with "Section 5 - Material Federal Income Tax Consequences of the Offer and the Merger." Also, the first sentence of such Section 5, which appears on page 17 of the Offer to Purchase, is hereby amended by deleting such sentence and replacing it with the following:

          The following is a general summary of the material U.S. federal income tax consequences of the Offer and the Merger relevant to a beneficial holder of Shares whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted to cash in the Merger (a "Holder").

     (c) Clause (iii) at the end of the first paragraph of "Section 14 - Conditions of the Offer" of the Offer to Purchase, which appears on page 35 of the Offer to Purchase, is hereby amended by deleting such clause and replacing it with the following:

          (iii) at any time on or after the date of the Merger Agreement, and prior to the Expiration Date, any of the following events shall occur and be continuing:

     (d) The last paragraph of "Section 14 - Conditions of the Offer" of the Offer to Purchase, which appears on page 36 of the Offer to Purchase, is hereby amended by deleting such paragraph and replacing it with the following:

          The foregoing conditions are for the sole benefit of Parent and Purchaser and, except as provided in the Merger Agreement, may be asserted by Parent and Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Parent in whole or in part in its sole discretion, provided that all of the foregoing conditions (except the conditions specified in clause (ii) above) must be satisfied or waived prior to the Expiration Date.

ITEM 11.  ADDITIONAL INFORMATION.

     Item 11 of the Schedule TO is hereby amended and supplemented by including the following:

          U.S. Antitrust Compliance: The waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, was terminated by the Federal Trade Commission on August 24, 2001.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    BX MERGER SUB INC.

                                    By /s/ Marc D. Hamburg
                                    ____________________________________
                                    Name: Marc D. Hamburg
                                    Title: President, Secretary and Treasurer



                                    BERKSHIRE HATHAWAY INC.

                                    By /s/ Marc D. Hamburg
                                    ____________________________________
                                    Name: Marc D. Hamburg
                                    Title: Vice President and
                                    Chief Financial Officer



Dated: August 27, 2001